10027916

SEC Mail Processing Section
MAR 01 2010
Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **POSIT Alert LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone (212) 444-6269
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to POSIT Alert LLC for the year ended December 31, 2009 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Managing Director, Controller
Title

Notary Public

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013

KPMG

POSIT ALERT LLC
(A wholly owned subsidiary of ITG Inc.)

Statement of Financial Condition
December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
POSIT Alert LLC:

We have audited the accompanying statement of financial condition of POSIT Alert LLC (the "Company") (a wholly owned subsidiary of ITG Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of POSIT Alert LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

POSIT ALERT LLC

(A wholly owned subsidiary of ITG Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	5,584,126
Fixed assets (net of accumulated depreciation of $70,781)		5,598
Due from Parent		222,709
Other assets		19,958
Total assets	$	5,832,391

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	123,895
Due to affiliate		499,995
Total liabilities		623,890
Commitments and contingencies		
Members' equity		5,208,501
Total liabilities and members' equity	$	5,832,391

See accompanying notes to Statement of Financial Condition.

POSIT ALERT LLC

(A wholly owned subsidiary of ITG Inc.)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Basis of Presentation

POSIT Alert LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On October 29, 2009, the Company voluntarily filed Form BDW – Uniform Request for Broker-Dealer Withdrawal ("Form BDW") with FINRA (see Note 11, "*Subsequent Events*"). The Company is a Delaware Limited Liability Company and is a wholly-owned subsidiary of ITG Inc. and ITG Capital, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is engaged in a single line of business as a securities broker providing customers of the Parent an alerting service called POSIT Alert℠ ("POSIT Alert"), which uncovers crossing opportunities for participating clients. POSIT Alert leverages uncommitted shares in the order management systems ("OMS") of participating clients of the Parent and has the ability to identify trading opportunities before they enter the market. Specifically, participating clients elect to expose certain uncommitted shares on their OMS to POSIT Alert via the ITG Channel™ product. When a crossing opportunity is detected, the user is notified that such an opportunity exists. If the user manually elects to participate, an order is sent to the Parent's POSIT Now℠ electronic crossing system ("POSIT Now"), for execution. All such trades are priced at the midpoint of the National Best Bid or Offer ("NBBO").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

The Company has evaluated subsequent events through February 26, 2010, the date the Statement of Financial Condition was issued.

(2) Summary of Significant Accounting Policies

On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard establishing the newly created FASB Accounting Standards Codification ™ ("ASC" or "FASB Codification") as the source of authoritative accounting principles under U.S. GAAP. The FASB Codification is a major restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. The FASB Codification became effective for interim and annual periods ending after September 15, 2009. References to pre-codification standards may continue to be used when there is no codification reference.

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2009, are U.S. Government money market instruments and cash totaling $5,484,126 and $100,000, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Liabilities are carried at amounts approximating fair value.

Goodwill and Other Intangibles

In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is required to be assessed for impairment annually and when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The impairment testing employed utilizes a combination of the discounted cash flow method (an income approach) and the guideline company method (a market approach). An impairment loss is indicated if the estimated fair value of a reporting unit is less than its carrying value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill.

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment*. An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. Such a loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than its carrying value.

Fixed Assets

Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years.

Income Taxes

The Company, as a multi-member limited liability company, is not subject to federal or New York State income taxes, but rather income taxes are the responsibility of the respective members. The Company is subject to the New York City unincorporated business tax.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the Statement of Financial Condition is issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the Statement of Financial Condition was issued or was available to be issued. It became effective with interim and annual financial periods ending after June 15, 2009.

In April 2009, the FASB issued guidance amending the requirements for disclosures about fair value of financial instruments for interim and annual reporting periods. The amendment provides additional guidance on determining when the volume and level of activity for an asset or liability has significantly decreased as well as, guidance on identifying circumstances when a transaction may not be considered orderly. The guidance is effective with interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

(3) Fair Value Measurements

The Company adopted the accounting prescribed by ASC 820, *Fair Value Measurements and Disclosures*, for financial assets and liabilities on January 1, 2008. The partial adoption of ASC 820, as it relates to financial assets and liabilities, did not have any impact on the results of operations or financial position, other than

additional disclosures. During 2009, the Company adopted ASC 820 with regards to non-financial assets and liabilities, which also did not have any impact on the results of operations or financial position.

ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in "cash and cash equivalents" on the Statement of Financial Condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company categorizes our fair value measured financial instruments according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2009 consist of an investment in a U.S. Government money market fund of $5,484,126 which is included in Cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. In accordance with the provisions of ASC 350 and ASC 360, the following assets were measured at fair value on a non-recurring basis resulting in impairment charges:

- Goodwill with a carrying amount of $1,706,974 was written down to its fair value of zero.
- Other intangibles with a carrying amount of $2,284,645 were written down to their fair value of zero.

(4) Goodwill and Other Intangibles

In accordance with ASC 350, the Company tests goodwill for impairment annually and when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill is tested for impairment using a two-step process.

- Step one—the fair value of the reporting unit is compared to its carrying value in order to identify potential impairment. If the fair value of the reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of the reporting unit, potential impairment is indicated and step two of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill and measure the potential impairment loss.

- Step two—when potential impairment is indicated in step one, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. Any excess of the value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair values of a reporting unit is determined by considering the income approach. Under the income approach, the fair value of the reporting unit is estimated based on the present value of expected future cash flows. The income approach is dependent on a discounted cash flow model for each of our reporting unit which incorporates a cash flow forecast plus a terminal value (a commonly used methodology to capture the present value of perpetual cash flows assuming an estimated sustainable long term growth rate). Such forecasts consider business plans, historical and anticipated future results based upon our expectations for future product offerings, our market opportunities and challenges and other factors. The discount rates used to determine the present value of future cash flows are based upon an adjusted version of the Capital Asset Pricing Model ("CAPM") to estimate the required rate of return on equity. The CAPM measures the rate of return required by investors given a company's risk profile. Significant revisions to any of these estimates could lead to an impairment of all or a portion of goodwill.

The impairment assessment requires management to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. The fair values of the Company's reporting unit is determined by using a discounted cash flow methodology.

The Company performed the annual impairment test using carrying values as of October 1, 2009, and the results confirmed that the carrying value of the entity exceeded the fair value. Upon applying the process in step two (as noted above) it was determined there was a full impairment of the carrying value of goodwill.

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with the ASC 360. If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value.

As a result of the Company's annual review of other intangible assets in the fourth quarter 2009, it was determined there was an impairment of the carrying value of other intangibles as it exceeded the estimated fair value.

(5) Accounts Payables and Accrued Expenses

The following is a summary of accounts payables and accrued expenses at December 31, 2009.

Accrued compensation and benefits	$	68,327
Accrued accounting services		50,000
Other accrued expense		5,568
Total	$	123,895

(6) Employee Benefit Plan

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("plan"). The plan includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $245,000 for the year ended December 31, 2009. The plan features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the plan, a discretionary Company contribution based on Investment Technology Group Inc.'s ("ITGGRP") total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the plan, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

(7) Related Party Transactions

Pursuant to a Services Agreement with the Parent, certain administrative services, and the use of certain office space in connection with the Company's operations are provided by the Parent.

Pursuant to a Services Agreement with ITG Software Solutions, Inc. ("ITGSSI"), the Company pays ITGSSI for support and maintenance for POSIT Alert.

Pursuant to a Services Agreement with the Parent, the Company receives a commission revenue share from the Parent's trade execution for the Parent's use of POSIT Alert by the Parent's customers.

All employees of the Company are covered by the benefit plans of ITGGRP.

In the normal course of business, the Parent may disburse cash on behalf of the Company. The net activity with the Parent is reflected in due from Parent on the accompanying Statement of Financial Condition at December 31, 2009.

The Company paid no cash dividends to the Parent.

(8) Commitments and Contingencies

We are periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our financial position or future results of operations.

(9) Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and due from affiliates. Cash and cash equivalents is deposited with a high credit quality financial institutions.

(10) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) (see footnote 10 – Subsequent Events), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness.

At December 31, 2009, the Company had net capital of $4,759,911 which was $4,718,316 in excess of required net capital of $41,595. The Company's ratio of aggregate indebtedness to net capital ratio was 0.13 to 1.

(11) Subsequent Events

On October 29, 2009, the Company voluntarily filed Form BDW with FINRA to withdraw its license to conduct broker-dealer activities. The Company received final SEC approval on January 8, 2010. As of January 8, 2010, the Company is no longer a member of FINRA or the SEC.

KPMG

POSIT ALERT LLC
(A wholly owned subsidiary of ITG Inc.)

SIPC Supplemental Report
December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Board of Directors
POSIT Alert LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by POSIT Alert LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067462 FINRA DEC
POSIT ALERT LLC
380 MADISON AVENUE, 5TH FL
NEW YORK, NY 10017-2513

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANGELO BULONE 212-444-6269

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,886

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,034)
07/30/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,852

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,852

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,852

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

POSIT ALERT LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MANAGING DIRECTOR AND CONTROLLER
(Title)

Dated the 26 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,354,351
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,354,351
2e. General Assessment @ .0025	$ 5,886

(to page 1 but not less than $150 minimum)